FEDERAL HOME LOAN BANK OF NEW YORK
Statements of Condition (Unaudited) ($ in thousands)
ASSETS	December 31, 2005	December 31, 2004

Cash and due from banks	$22,113	$22,376
Interest-bearing deposits	8,699,107	2,806,870
Federal funds sold	2,925,000	2,972,000
Available-for-sale securities	—	713,363
Held-to-maturity securities	9,566,441	11,870,674
Advances (includes FAS133 valuation adjustment)	61,901,534	68,507,487
Mortgage loans net of allowance for credit losses	1,466,943	1,178,083
Loans to other FHLBanks	—	—
Accrued interest receivable	377,253	315,768
Premises and equipment, net	11,257	13,030
Derivative assets	19,197	11,048
Other assets	24,673	28,261

TOTAL ASSETS	$85,013,518	$88,438,960

LIABILITIES AND CAPITAL
Liabilities
Deposits and borrowings:
Demand deposits	$2,630,868	$2,196,019
Term	19,525	101,000

Total deposits and borrowings	2,650,393	2,297,019

Consolidated obligations, net:
Bonds	56,768,622	60,515,356
Discount notes	20,510,525	19,641,626

Total consolidated obligations	77,279,147	80,156,982

Mandatorily redeemable capital stock	18,087	126,581
Accrued interest payable	498,317	437,743
Affordable Housing Program	91,004	81,580
Payable to REFCORP	14,062	9,967
Derivative liabilities	491,866	1,372,195
Other liabilities	85,262	77,764

Total liabilities	81,128,138	84,559,830

Capital
Capital Stock	3,590,454	3,655,047
Unrestricted retained earnings	291,413	223,434
Accumulated other comprehensive income/(loss):
Net unrealized gains (losses) on AFS Securities	—	2,240
Net unrealized gains (losses) on hedging activities	5,351	898
Net unrealized (loss) on benefit equalization plan	(1,838)	(2,489)

Total capital	3,885,380	3,879,130

TOTAL LIABILITIES AND CAPITAL	$85,013,518	$88,438,960

Certain amounts in 2004 have been reclassified to conform to the 2005 presentation.